FILED BY NABORS INDUSTRIES LTD

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: C&J ENERGY SERVICES, INC.

COMMISSION FILE NO. 001-35255

Nabors Completion & Production Services Co. 515 West Greens Road Suite 1100 Houston, Texas 77067 Phone: 281.874.0035 Fax: 281.775.4320 www.nabors.com

August 19, 2014

Dear Employee,

As you know, in late June, Nabors and C&J Energy Services (“C&J”) announced plans to combine the Nabors’ Completion and Production Services business in the U.S. and Nabors’ Production Services business in Canada with C&J to form a new publicly-traded company that will maintain the C&J Energy Services name and brand. This is an exciting time for all of us and we are eager to join our two great organizations and integrate our operations.

I want to take this opportunity to update you on the progress we are making with respect to our integration planning efforts.  Representatives from both Nabors and C&J have come together to form an integration team to help guide this process.  We are focused on ensuring that our new consolidated company will be prepared to take full advantage of the significant synergies and new opportunities that will come with our greater scale, capabilities and resources.  Central to this effort is determining our future organizational structure.

The integration team has evaluated and made recommendations regarding the organizational structure to be implemented following completion of this transaction. Although the integration team is still working through and developing the overall organizational structure, I am pleased to inform you that we have determined the structure of the senior-most Executive Management Team for the new C&J combined company.

First, I will join as President of the Company’s Production Services division, responsible for what was formerly the Production Services line of NCPS, NPS and Abandonrite, including workover rigs, fluids, plug and abandonment services and KVS, both domestically and internationally.  Additionally:

•                  Josh Comstock, C&J’s current Chief Executive Officer and Chairman of the Board, will continue in his role as CEO and Chairman.

•                  Randy McMullen, C&J’s current President and Chief Financial Officer, will continue in his role as President and Chief Financial Officer and he will maintain responsibility for Accounting, Treasury, M&A, Investor Relations, HR, and IT/Business Systems.

•                  Don Gawick, C&J’s current Chief Operating Officer, will continue in his role as Chief Operating Officer.  In this role, he will oversee all of the Company’s Completion and Production Services divisions (both domestically and internationally), as well as Research & Technology, Sales and Marketing, and Corporate Operations Development.

•                  Jim Prestidge, C&J’s current Chief Strategy Officer, will maintain the role of Chief Strategy Officer.  In this role, he will oversee Supply Chain Management, Total Manufacturing, Blue Ribbon Technology, QHSE, and International Strategy Development.

•                  Ted Moore, C&J’s current Executive Vice President, General Counsel and Corporate Secretary, will continue in his role as Executive Vice President, General Counsel and Corporate Secretary, with Compliance, Litigation, IP, international tax and strategy, and risk management under his purview.

As we continue to develop our integration plans, we will methodically analyze and, where deemed necessary, redesign each of the organizational groups across all of our product and service lines and support functions.  Our focus is to prepare our new combined company to continue growing into a leading diversified, global provider of the most technologically advanced completion and production services, while maintaining the high level of service quality, efficiency and execution.

As we move toward a consolidated company and decisions are made in the integration planning process, we will inform you in a timely manner. As part of our commitment to be open with our communications throughout this process, we have created a dedicated email address through which you can submit questions about this transaction: AskC&J@cjenergy.com. The integration team will review questions submitted, respond as we are able, and will make answers to “frequently asked questions” available for everyone in upcoming communications.

In closing, I want to thank you for hard work and attention to quality, detail and customer service.  I look forward to embarking on this new, shared chapter with you.

Sincerely,

Larry P. Heidt

President

Nabors Completion & Production Services Co.

Important Additional Information

In connection with the proposed transactions, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”) intends to file with the SEC a registration statement on Form S-4 that will include the proxy statement of C&J Energy Services, Inc. (“C&J”) that also constitutes a prospectus of Red Lion. Each of Red Lion and C&J also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov.  You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors Industries Ltd.’s (“Nabors”) website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

Red Lion, C&J and Nabors and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information about C&J’s directors and executive officers is available in C&J’s proxy statement dated April 10, 2014, for its 2014 annual meeting of shareholders.  Information about Nabors’ directors and executive officers is available in Nabors’ proxy statement dated April 30, 2014, for its 2014 annual meeting of shareholders.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements.  The projections contained in this release reflect management’s estimates as of the date of the release.  Nabors does not undertake to update these forward-looking statements.